Exhibit 99.1

Trina Solar Limited Announces Completion of Going-Private Transaction

CHANGZHOU, China, March 13, 2017/PRNewswire/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced the completion of its merger (the “merger”) with Red Viburnum Company Limited (“Merger Sub”), a wholly-owned subsidiary of Fortune Solar Holdings Limited (“Parent”), pursuant to the agreement and plan of merger (the “merger agreement”) dated August 1, 2016 by and among Parent, Merger Sub and the Company. As a result of the merger, the Company ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

Under the terms of the merger agreement, each of the Company’s ordinary shares, par value US$0.00001 per share (each a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the effective time of the merger, has been cancelled in exchange for the right to receive $0.232 in cash per Share without interest, and each of the Company’s American depositary shares, each representing 50 Shares (each an “ADS” and collectively, the “ADSs”) issued and outstanding immediately prior to the effective time of the merger, has been cancelled in exchange for the right to receive US$11.60 in cash per ADS without interest, other than (a) certain Shares (including Shares represented by ADSs) owned by Mr. Jifan Gao, Chairman and Chief Executive Officer of the Company and certain of his affiliates, which are rolled over in the transaction and (b) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which have been cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

Each certificated shareholder of record as of the effective time of the merger who is entitled to the merger consideration will receive a letter of transmittal and instructions from the paying agent on how to surrender their share certificates in exchange for the merger consideration. Certificated shareholders should wait to receive the letters of transmittal before surrendering their share certificates. Each uncertificated shareholder of record as of the effective time of the merger will receive an amount in cash equal to the amount of the merger consideration to which such holder is entitled as soon as practicable after the effective time. As soon as practicable after receiving the aggregate ADS merger consideration from the paying agent, The Bank of New York Mellon will pay US$11.60 per ADS in cash without interest to holders of ADSs.

The Company also announced today that it has requested that trading of its ADSs on The New York Stock Exchange (the “NYSE”) be suspended as of March 13, 2017 (New York time). The Company requested NYSE to file a notification on Form 25 with the Securities and Exchange Commission (the “SEC”) to delist the Company’s ADSs on the NYSE and deregister the Company’s registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in ten days. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

In connection with the merger, Citigroup Global Markets Inc. is serving as the financial advisor to the special committee of the board of directors of the Company (the “Special Committee”). Kirkland & Ellis is serving as the U.S. legal counsel to the Special Committee.

Duff & Phelps, LLC is serving as financial advisor to the investor consortium, and Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the investor consortium.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The Company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor and Informational Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Further information regarding these and other risks is included in the Company’s filings with the SEC. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Trina Solar Contact:

Merry Xu, Interim CFO	Christensen IR
Email: merry.xu@trinasolar.com	Linda Bergkamp
Phone: +1 480 614 3004 (US)
Yvonne Young	Email: lbergkamp@ChristensenIR.com
Investor Relations Director
Email: ir@trinasolar.com